UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________________________
Hines Global REIT II, Inc.
(Name of Subject Company (Issuer))
Hines Global REIT II, Inc.
(Names of Filing Persons (Offeror and Issuer))

Class A Common Stock, par value $0.01 per share	433243102
Class T Common Stock, par value $0.01 per share	433243201
Class I Common Stock, par value $0.01 per share	433243300
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Sherri W. Schugart
2800 Post Oak Boulevard
Suite 5000
Houston, Texas 77056-6118
(888) 220-6121
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Judith D. Fryer, Esq.
Alice L. Connaughton, Esq.
Greenberg Traurig, LLP
200 Park Avenue
New York, New York 10166
(212) 801-6800
____________________________________________
 CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
N/A	N/A
*	No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: N/A	Filing Party: N/A
		Form or Registration No.: N/A	Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
☐	Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer (the “Tender Offer”) by Hines Global REIT II, Inc. (the “Company”), for a portion of the currently named Class A Shares, Class T Shares and Class I Shares of the Company’s common stock issued and outstanding (collectively, the “Shares”). On August 18, 2017, the Company filed Supplement No. 4 dated August 18, 2017 to the Company’s prospectus dated April 28, 2017, which is attached as an exhibit hereto and is incorporated by reference herein, regarding, among others, the Company’s intent to approve a tender offer for a portion of the Shares, which is expected to commence on or around October 3, 2017.
IMPORTANT INFORMATION
The proposed Tender Offer described herein has not yet commenced. This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any Class A Shares, Class T Shares or Class I Shares of the Company’s common stock, or any other securities. The proposed Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials the Company intends to distribute to its stockholders and file with the Securities and Exchange Commission (the “SEC”). The full details of the proposed Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders promptly following commencement of the tender offer. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. If and when filed, the offer to purchase, the letter of transmittal and other related materials will be available free of charge at the website maintained by the SEC at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from the Company if and when the materials become available.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Hines Global REIT II, Inc. Email to Financial Advisors of Participating Broker Dealers dated August 18, 2017
99.2	Supplement No. 4 dated August 18, 2017, to the prospectus of Hines Global REIT II, Inc. dated April 28, 2017